January 22, 2020

Brian Walker
Chief Accounting Officer
UMB Financial Corporation
1010 Grand Boulevard
Kansas City, Missouri 64106

       Re: UMB Financial Corporation
           Form 10-K
           Filed March 1, 2019
           File No. 001-38481

Dear Mr. Walker:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance